UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

DYNEGY INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

26817G300

(CUSIP number)

Michael R. Anastasio, Jr. c/o Seneca Capital Investments, LP 590 Madison Avenue, 28th Floor New York, New York 10022 212-888-2999

(Name, address and telephone number of person authorized to receive notices and communications)

January 27, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26817G300		Page 2 of 12
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International Master Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power** 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 3 of 12
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 4 of 12
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Partnership)

CUSIP No. 26817G300		Page 5 of 12
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Investments, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 6 of 12
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital International GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 7,712,100 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 7,712,100 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 7,712,100 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 6.4% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 7 of 12
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Seneca Capital Advisors, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 3,514,400 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 3,514,400 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 3,514,400 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 2.9% (See Item 5)
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

CUSIP No. 26817G300		Page 8 of 12
1.	Names of reporting persons. I.R.S. Identification nos. of above persons (entities only). Douglas A. Hirsch
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 11,226,500 shares (See Item 5)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 11,226,500 shares (See Item 5)
11.	Aggregate amount beneficially owned by each reporting person 11,226,500 shares (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 9.3% (See Item 5)
14.	Type of reporting person (see instructions) IN

CUSIP No. 26817G300	Page 9 of 12

Introduction

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2010, as amended by Amendment No. 1 thereto filed with the SEC on October 21, 2010, by Amendment No. 2 thereto filed with the SEC on November 2, 2010, by Amendment No. 3 thereto filed with the SEC on November 8, 2010, by Amendment No. 4 thereto filed with the SEC on November 16, 2010, by Amendment No. 5 thereto filed with the SEC on November 22, 2010, by Amendment No. 6 thereto filed with the SEC on December 20, 2010, by Amendment No. 7 thereto filed with the SEC on January 4, 2011, by Amendment No. 8 thereto filed with the SEC on January 21, 2011, and by Amendment No. 9 thereto filed with the SEC on January 26, 2011 (such Schedule 13D, as amended, the “Schedule 13D”) on behalf of (i) Seneca Capital International Master Fund, L.P., a Cayman Islands exempted limited partnership (“International Fund”), (ii) Seneca Capital, L.P., a Delaware limited partnership (“U.S. Fund”), (iii) Seneca Capital Investments, L.P., a Delaware limited partnership (“Seneca LP”), (iv) Seneca Capital Investments, LLC, a Delaware limited liability company (“Seneca LLC”), (v) Seneca Capital International GP, LLC, a Delaware limited liability company (“Seneca International GP”), (vi) Seneca Capital Advisors, LLC, a Delaware limited liability company (“Seneca Advisors”), and (vii) Douglas A. Hirsch (together with each of the foregoing, the “Reporting Persons” or “Seneca Capital”), with respect to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons (the “Shares”). Capitalized terms used and not otherwise defined in this Amendment No. 8 shall have the meanings previously ascribed thereto in the Schedule 13D.

Amendment No. 10 is filed to amend Item 4 and Item 7 of the Schedule 13D as set forth below.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information:

On January 27, 2011, the Reporting Persons filed with the SEC amended preliminary materials relating to the Consent Solicitation. The Consent Solicitation, once finalized, would seek stockholder approval of the following proposals (“Proposals”):

BINDING PROPOSALS (Proposals 1 through 3 would be binding upon the Company once adopted by stockholders):

Proposal 1.	REMOVE TWO DIRECTORS: Remove, without cause, the following two members of the Company’s Board of Directors (the “Dynegy Board”) (and any person or persons, other than those elected pursuant to this consent solicitation, elected or appointed by the Dynegy Board to fill any vacancy or newly created directorship on or after January [__], 2011 and prior to the time that any of the actions proposed to be taken by this consent solicitation become effective): Bruce A. Williamson and David W. Biegler.

Proposal 2.	ELECT TWO DIRECTORS: Elect E. Hunter Harrison and Jeff D. Hunter (each, a “Nominee” and collectively, the “Nominees”) to serve as directors of the Company until the next annual meeting of stockholders and until their successors are duly elected and qualified.

Proposal 3.	PROTECT CONSENT EFFECTIVENESS: Repeal any provision of the Company’s Second Amended and Restated Bylaws (the “Bylaws”) in effect at the time this proposal becomes effective that was not included in the Bylaws that became effective on November 22, 2010 and were filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2010.

NON-BINDING PROPOSALS TO PROTECT INTRINSIC VALUE (Proposals 4 through 9 are precatory in nature and would not be binding upon the Dynegy Board or its members but Seneca Capital believes that by adopting these Proposals, stockholders would send a crucial message to the Dynegy Board as to stockholders’ grave concerns regarding Dynegy’s current leadership and strategy and would provide a roadmap to protect the intrinsic value of Dynegy’s assets and its business):

Proposal 4.	STRATEGIC REVIEW: Direct the Dynegy Board to urgently undertake a strategic review of the Company and its assets to explore the possibility of a sale, in a stockholder-friendly manner, of the

CUSIP No. 26817G300	Page 10 of 12

Company and/or its assets with a view to using proceeds of any such asset sales for liquidity, optimizing the level of outstanding debt or other means of creating stockholder value.

Proposal 5.	OPTIMIZE DEBT: Direct the Dynegy Board to urgently consider strategies to optimize the Company’s debt structure, including, without limitation, a refinancing of the Company’s revolver to better align with actual business needs, an evaluation of additional financings (excluding any equity or equity-linked securities issuances) and/or debt exchanges to extend and reduce maturities and/or to reduce costs, an evaluation of hedge monetization to enhance liquidity, and an evaluation of the most efficient means of hedge collateralization, including the use of non-cash assets.

Proposal 6.	EVALUATE COST CUTS: Direct the Dynegy Board to carefully and urgently evaluate all cost cutting opportunities available to the Company, including, without limitation, corporate costs.

Proposal 7.	REVIEW SENIOR MANAGEMENT: Direct the Dynegy Board to urgently conduct a review of senior management, such review to include specific consideration as to the removal of Bruce A. Williamson as chief executive officer.

Proposal 8.	BEST-IN-CLASS ALIGNMENT: Direct the Dynegy Board to urgently undertake an in-depth review of company compensation policies to create policies for director and officer compensation that provide best-in-class economic alignment with stockholders through stock ownership, including, but not limited to, adjusting, where possible, change of control and severance arrangements (totaling up to $36 million in connection with the proposed tender offer by, and merger with, an affiliate of Icahn Enterprises Holdings LP, an affiliate of Dynegy’s largest stockholder at $5.50 per share (the “Proposed IEP Merger”)) such that they are more appropriately sized and are sensitive to the deal price at which any change of control is consummated.

Proposal 9.	EXPLORE REVERSE SPLIT UNWIND: Direct the Dynegy Board to urgently analyze and explore the unwinding of the recent reverse stock split in a stockholder-friendly manner, including considering an amendment to Dynegy’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to ensure that there are enough authorized Shares to effect such an unwind.

NON-BINDING PROPOSALS TO ADDRESS GOVERNANCE DEFECTS (Proposals 10 through 14 are precatory in nature and would not be binding upon the Dynegy Board or its members but Seneca Capital believes that by adopting these Proposals, stockholders would send a crucial message to the Dynegy Board as to stockholders’ grave concerns regarding Dynegy’s governance):

Proposal 10.	DO NOT RE-SEAT DIRECTORS OR EXPAND BOARD: Direct the Dynegy Board NOT to expand the size of the Dynegy Board as a means of reseating any members removed pursuant to Proposal 1 or reducing the potential impact of any members elected pursuant to Proposal 2.

Proposal 11.	INDEPENDENT PROCESS: Direct the Dynegy Board to carry out any evaluations or other efforts which are consistent with those called for by Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals) by creating one or more special independent board committees to make such evaluation or other effort. The independent board committee(s) is/are to (a) include any board member(s) elected pursuant to Proposal 2 and (b) engage its own independent and new (i) legal counsel and (ii) one or more financial advisors or, as applicable, compensation consultants, which such counsel, advisors and consultants should be selected (x) to act separately and solely for such committee and (y) without direction from management. The compensation of such independent financial advisor(s) should have alignment to the creation of stockholder value. Additionally, the lead director of the Dynegy Board, the chairperson of the Dynegy Board and the chairperson of any special committee called for by this Proposal should each be a director that did not vote for the proposed merger with an affiliate of The Blackstone Group at $4.50 and then $5.00 per share (the “Proposed Blackstone Merger”) or the Proposed IEP Merger.

CUSIP No. 26817G300	Page 11 of 12

Proposal 12.	REPORTS TO STOCKHOLDERS: Direct the Dynegy Board to make public disclosure every three months, commencing with the next scheduled quarterly report of Company financial information, as to the Dynegy Board’s and any special board committee’s progress and findings with regard to their evaluations or other efforts undertaken consistent with those called for by any of Proposals 4 through 9 (whether or not in response to stockholder adoption of such Proposals).

Proposal 13.	ANNUAL MEETING SLATE: Direct the Dynegy Board to nominate any members elected pursuant to Proposal 2 to stand for re-election at Dynegy’s next annual meeting of stockholders for a full term.

Proposal 14.	DIRECTOR RESIGNATIONS: Demand expeditious resignation of those members of the Dynegy Board who supported all of (a) the Proposed Blackstone Merger, (b) a “recess” of the special meeting to consider the Proposed Blackstone Merger, (c) an incremental $16.3 million break-fee in the face of overwhelming stockholder opposition to the Proposed Blackstone Merger and (d) the Proposed IEP Merger barely three weeks after pledging a careful review of standalone alternatives, as Dynegy leadership in pursuing these actions, including scorched-earth and liquidity-scare tactics in defense of proposed sales, has lost necessary credibility to effectively steward the Company. Such resignation should occur simultaneously with the expeditious election by the Dynegy Board (including any board member(s) that are resigning and any board member(s) elected pursuant to Proposal 2), without direction from management, of qualified successor directors that believe in the Dynegy value proposition.

Materials filed by the Reporting Persons in connection with the Consent Solicitation may be viewed without charge at the SEC’s website at www.sec.gov.

CUSIP No. 26817G300	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2011

SENECA CAPITAL INTERNATIONAL
MASTER FUND, L.P.
By:	Seneca Capital International GP, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL, L.P.
By:	Seneca Capital Advisors, LLC,
Its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, L.P.
By:	Seneca Capital Investments, LLC,
its General Partner

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL INTERNATIONAL GP, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

SENECA CAPITAL ADVISORS, LLC

By:	/s/ Douglas A. Hirsch
Douglas A. Hirsch, Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually